SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

  Magic Software Introduces Three Editions of eDeveloper Product Targeting Different Developer Needs

With the launch of eDeveloper version 10 Magic Software offers editions designed for basic client and Web application development and enterprise-wide client/server, Web, or SOA-enabled applications.

Or Yehuda, Israel; February 14, 2007 – Magic Software Enterprises’ (NASDAQ:MGIC) eDeveloper™ version 10 offers developers of applications at every point on the complexity spectrum editions of the product that will meet their specific needs.

eDeveloper is now available in three different editions:

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eDeveloper Studio Discovery edition can be downloaded free-of-charge from the Magic Software website (www.magicsoftware.com/eDeveloper) .  This introductory edition lets developers new to Magic Software’s offering explore the product’s capabilities to develop and deploy basic Windows client and Web applications.  It is appropriate for use by students, new developers, and those developing applications for personal use.

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eDeveloper Xpress edition is designed to meet the needs of users developing and deploying small- to mid-scale desktop and Web applications that are based on either Pervasive or MySQL tables.  eDeveloper Xpress is affordable for small- and home-office developers.

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eDeveloper Enterprise edition delivers the full range of the product’s capabilities.  Using eDeveloper Enterprise, users can create large-scale client/server or Web applications, as well as service-oriented architecture (SOA)-enabled applications.  The enterprise edition supports all native database gateways, version control, and the built-in report generator.

Amit Ben-Zvi, VP Marketing and Products, notes, "With the availability of these three editions, application developers at all levels and in all types of organizations are now able to take advantage of eDeveloper's capabilities to design and deploy applications quickly at a level of functionality and cost that matches their needs.  We are especially enthusiastic about the free-of-charge Discovery edition that provides students and those new to software application development with a great introduction to the benefits of using Magic's rules-based framework."

About eDeveloper

eDeveloper is Magic Software’s metadata-driven, rules-based platform and development framework. The Magic Software toolset supports, and can share, resources across environments allowing developers to build, expand, and modernize applications.  Magic Software’s development paradigm is based on a pre-compiled engine suited for data-based business tasks; a declarative programming methodology; a repository of basic application modules for easy reference and re-use; and a rich complement of generic services and functions configured and invoked at run-time. With eDeveloper, developers simply invoke and configure a set of inter-related operations based on their needs.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Press Contacts:

Steven L. Lubetkin

steve@lubetkin.net

Phone: 856-751-5491

-or-

Mary Lou Roberts

WriterNewf@aol.com

Phone: 215-740-8976

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: February 14 , 200 7